UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Lyondell Chemical Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552078

(CUSIP Number)

Donald P. de Brier, Esq.
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024
(310) 208-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 552078

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Occidental Petroleum Corporation 95-4035997

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (1)

14.	Type of Reporting Person CO

(1) Calculated based on a total number of outstanding shares of Common Stock of 252,810,861 as of March 5, 2007, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 8, 2007.

CUSIP No. 552078

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Occidental Petroleum Investment Co. 95-2584267

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)

14.	Type of Reporting Person CO

(2) Calculated based on a total number of outstanding shares of Common Stock of 252,810,861 as of March 5, 2007, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 8, 2007.

CUSIP No. 552078

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Occidental Chemical Holding Corporation 95-2865897

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person CO

(3) Calculated based on a total number of outstanding shares of Common Stock of 252,810,861 as of March 5, 2007, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 8, 2007.

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D previously filed by Occidental Petroleum Corporation, a Delaware corporation (“Occidental”), Occidental Petroleum Investment Co., a California corporation (“OPIC”), and Occidental Chemical Holding Corporation, a California corporation (“OCHC” and, together with Occidental and OPIC, the “Reporting Persons”), with respect to the Reporting Persons’ beneficial ownership in Lyondell Chemical Company (“Lyondell”).  This Amendment is being filed to disclose a change in Items 4, 5 and 6 to the previously filed Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in Schedule 13D.

Item 4.	Purpose of Transaction

As described in Item 5(c), Occidental sold 6,990,070 shares of common stock, par value $1.00 per share (“Common Stock”), of Lyondell on May 9, 2007.

Other than as set forth in this Schedule 13D, Occidental currently has no plans that relate to, or would result in, any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D.  As discussed in Item 5 below with respect to the shares subject to the Swap Agreement (as defined below), OCHC has a current intention to sell its remaining 14,000,000 shares of Common Stock in open market sales over the next few months, although OCHC is not obligated to do so. Moreover, Occidental regularly reviews and analyzes its investments and other operations, including its investments in Lyondell, in order to determine whether value for Occidental’s stockholders is best served by holding those investments, increasing, disposing of, or monetizing those investments, or recapitalizing or otherwise restructuring those investments.  With respect to the Lyondell investment, these reviews and analyses depend on a variety of factors, including, without limitation, the price of, and other market conditions relating to, Lyondell’s Common Stock, the investment return on the shares of Lyondell Common Stock owned by the Reporting Persons, Lyondell’s business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations, and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended as follows:

(a)-(b) OCHC directly owns 14,000,000 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock as of March 5, 2007.

As the sole stockholder of OCHC, OPIC may be deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act, to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of, the 14,000,000 shares of Common Stock held by OCHC.

As the sole stockholder of OPIC, Occidental may be deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act, to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of, the 14,000,000 shares of Common Stock held by OCHC.

(c) On May 4, 2007, Occidental and OCHC entered into a Purchase Agreement (the “Purchase Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”) pursuant to which OCHC agreed to sell to Merrill, and Merrill agreed to purchase, in a private placement (the “Private Sale”) from OCHC, 6,990,070 shares of Common Stock at a price of more than $32 per share.  The Private Sale settled on May 9, 2007.  Before the Private Sale, the Reporting Persons, directly or indirectly, held Common Stock representing approximately 8.3% of the issued and outstanding shares of Lyondell as of March 5, 2007.  After the Private Sale, and as of the date of this report, the Reporting Persons, directly or indirectly, hold Common Stock representing approximately 5.5% of the issued and outstanding shares of Lyondell as of March 5, 2007.

OCHC is also a party to a total return swap agreement dated May 4, 2007, with Merrill (together, with OCHC, the “Parties”, and individually, a “Party”) with respect to 14,000,000 shares of Lyondell’s Common Stock (the “Swap Agreement”).  The Swap Agreement will enable Occidental to realize a similar market price with respect to future sales of such shares.  OPC has guaranteed payment of OCHC’s obligations under the Swap Agreement.  OCHC has a current intention to sell its remaining 14,000,000 shares of Common Stock in open market sales over the next few months, although it is not obligated to do so.  The precise timing and amount of such sales has not yet been determined, but OCHC expects to complete sales in daily transactions, subject to the volume limitations contained in Rule 144.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 5 hereof is incorporated herein by reference. The foregoing description of the Purchase Agreement is a summary and all statements made herein related to the Purchase Agreement are qualified in their entirety by reference to the full text of the agreement, which is filed as Exhibit 6, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 6 Purchase Agreement dated as of May 4, 2007, by and among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Occidental Petroleum Corporation and Occidental Chemical Holding Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 11, 2007

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	Vice President, Controller and Principal Accounting Officer

OCCIDENTAL PETROLEUM INVESTMENT CO.

By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	President

OCCIDENTAL CHEMICAL HOLDING CORPORATION

By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	Vice President